                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2007
                   ------------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                   ------------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is 2 press releases issued by G. Willi-Food International Ltd. ("Registrant") on October 22, 2007 and on
October 23, 2007.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.

Dated: October 23, 2007
                                                By: /s/ Yaron Levy
                                                ------------------
                                                Yaron Levy
                                                Chief Financial Officer
News

             G. WILLI-FOOD INTERNATIONAL SIGNS BINDING TERM SHEET TO
            PURCHASE MAJORITY INTEREST IN RUSSIAN DAIRY DISTRIBUTOR

    MANAGEMENT TO HOST CONFERENCE CALL SCHEDULED FOR 11 AM ET ON OCTOBER 23,
              TO DISCUSS STRATEGY AND EXPANSION OF GLOBAL FOOTPRINT

YAVNE, ISRAEL - OCTOBER 22, 2007 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (THE "COMPANY" OR "WILLI FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced that it had signed a binding term sheet with the owners of the Russian dairy distributor ("Distributor"), who is a leading supplier and importer of dairy products in Russia, to form a new joint company ("NewCo"). Willi Food would hold a 51% interest in NewCo and the owners of the Distributor would hold the remaining interest. Under the terms of the binding term sheet, all of the present activities of the Distributor are to be executed under the new entity. The closing of the transaction is subject to completion of legal, financial and business due diligence and final Willi Food board approval and is scheduled to be concluded by early 2008. There is no guarantee that the transaction will close.

It is currently estimated by the owners of the Distributor that the Distributor for 2007, will sell roughly 36,000 tons of cheese products to a base of over
1,000 customers in Russia and generate an estimated $120 million in sales.
According to HLB Prime Advice, a Russian appraisal company ("HLB"), the
Distributor is a leading distributor of all cheese types in Russia and the number one supplier of hard cheeses such as Gouda and Edam to this market. Under the binding term sheet, NewCo will continue to be engaged in the import and distribution of European and local cheese products to customers in the Russian market. In addition, NewCo will seek to engage in new and complementary activities such as importing Willi Food subsidiary's innovative brands of kosher and healthy living dairy products to satisfy, according to HLB, the growing demand for premium branded imported dairy products in Russia.

In consideration for the 51% interest in NewCo, Willi Food will pay to NewCo four times NewCo's net profit after all applicable taxes and dividend distributions, as shall be determined according to NewCo's audited financial statements for the year 2008. An advance payment in the form of a loan will be paid 15 days after the release of the Distributor's audited 2007 financial income statements. The loan will be based on 50% of the aggregate net profits of the Distributor for the year 2007. The loan shall bear an interest rate of US
LIBOR prime + 3% per year and is to be converted (with accrued interest) to equity with the remaining consideration payable by Willi Food to NewCo within 14 days following the publication of the audited financial results of NewCo for
2008. Willi Food will also have the option, within 60 days after the release of the Distributor's audited 2007 financial income statement, to change the consideration terms to be four times the aggregate net profit of the Distributor after all applicable taxes and dividend distribution, as shall be determined from the Distributor's 2007 audited financial statements. Willi Food has a put option, exercisable within 12 month from closing, to sell all its holdings in
NewCo to the current owners of the Distributor for the full amount paid by Willi
Food to NewCo.

The current owners of the Distributor would be appointed CEO and COO of NewCo respectively for a term of at least five years. Willi Food would appoint the
Chairman and the CFO of NewCo. The owners of the Distributor and Willi Food would each appoint an equal number of directors in Newco so long as their holdings' in Newco remain unchanged. Willi Food will have "effective control"
over NewCo.

Mr. Zwi Williger, President and COO of Willi Food commented, "We are very excited about this transaction, which represents a bold step for Willi Food as we continue to expand our global footprint. According to market data, over
650,000 tons of cheeses are consumed in Russia each year of which roughly 50% is imported. We believe that NewCo will provide a well-developed distribution platform for Willi Food and its subsidiaries to drive market demand for dairy products in all categories including premium branded products, kosher and healthy living styled dairy products, as well as other categories."

"This acquisition is an example of how we are able to leverage our relationship with Willi Food Investments' new strategic investor in a way that directly benefits G. Willi-Food International. Russia possesses a strong and rapidly developing consumer market. According to HLB, purchasing power of consumers concentrated around well-developed cities and economic and industrial zones in
Russia such as St. Petersburg and Moscow is steadily rising. Consumers in these areas are actively buying premium imported dairy products over products of local origin." concluded Mr. Williger.

Gil Hochboim, Vice President of Willi Food, who is responsible for mergers and acquisitions said, "We believe that this is an opportunity for Willi Food to enter a large and growing market that falls well within our core business and area of expertise. We are targeting synergistic acquisitions that enhance our global infrastructure by providing additional international distribution channels or penetration into new markets. We anticipate that Willi Food's majority share of NewCo will be accretive to earnings."

The Company will host a conference call to discuss Willi Food's global expansion strategy on October 23, 2007, at 11:00 AM EDT. Interested parties may participate in the conference call by dialing (877) 407-0778 (US), or (201)
689-8565 (International) 5-10 minutes prior to the start of the call. A replay of the conference call will be available from 1:00 PM EDT on October 23 through
12:00 PM EDT on November 6, by dialing (877) 660-6853 (US), or (201) 612-7415
(International), and entering replay account 286 and then replay ID# 259409.

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,700 customers. Willi Food excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
The Company's Gold Frost Ltd. subsidiary develops and distributes kosher chilled and frozen dairy food products internationally, while its Laish Israeli subsidiary and joint venture with the Baron Family engage in the global import, export and distribution of kosher products worldwide. For more information, please visit the Company's website at www.willi-food.co.il.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED REVENUES, OPERATING
RESULTS, AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN
RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS
OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY
FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR
IMPLIED IN THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS
INCLUDE BUT ARE NOT LIMITED TO: CHANGES AFFECTING CURRENCY EXCHANGE RATES,
INCLUDING THE NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR MAJOR
CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND
REGULATIONS, INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND
INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR
PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA
FOODS, LOSS OF ONE OR MORE OF OUR PRINCIPAL CLIENTS, INCREASING LEVELS OF
COMPETITION IN ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN
ECONOMIC CONDITIONS IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN
THE COMPANY'S CORE MARKETS, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION OF
OUR PRODUCTS AND RISKS ASSOCIATED WITH PRODUCT LIABILITY CLAIMS. WE CANNOT
GUARANTEE FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE
MATTERS DISCUSSED IN THIS PRESS RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES
SUMMARIZED UNDER THE HEADING "RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT ON
FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2006, FILED WITH THE SECURITIES AND
EXCHANGE COMMISSION. THESE FACTORS ARE UPDATED FROM TIME TO TIME THROUGH THE
FILING OF REPORTS AND REGISTRATION STATEMENTS WITH THE SECURITIES AND EXCHANGE
COMMISSION. WE DO NOT ASSUME ANY OBLIGATION TO UPDATE THE FORWARD-LOOKING
INFORMATION CONTAINED IN THIS PRESS RELEASE.

COMPANY CONTACT:
G. Willi Food International Ltd.
Gil Hochboim, Vice President
(+972) 8-932-1000
gil@willi-food.co.il

IR CONTACT:
The Global Consulting Group
Christopher Chu
(646) 284-9426
cchu@hfgcg.com
News

              G. WILLI-FOOD SUBSIDIARY SIGNS BINDING TERM SHEET TO
           PURCHASE MAJORITY INTEREST IN KOSHER DAIRY DISTRIBUTOR IN
                                    DENMARK

YAVNE, ISRAEL - OCTOBER 23, 2007 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (THE "COMPANY" OR "WILLI FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced that its Gold Frost Ltd.
subsidiary has signed a binding term sheet with the owners of a manufacturer and global distributor of kosher dairy products ("Distributor") who are based in
Denmark to form a new joint company ("NewCo"). Gold Frost would hold a 51%
interest in NewCo and the owners of the Distributor would hold the remaining interest. The closing of the transaction is subject to completion of legal, financial and business due diligence and final Gold Frost board approval and is scheduled to be concluded by early 2008. There is no guarantee that the transaction will close.

The Distributor is a global distributor of both kosher and non-kosher dairy food products. Among its products are a variety of non kosher and kosher dairy products such as blue cheese, edam, gouda, havarti and feta cheeses packaged for industrial, wholesale and retail distribution. Under the terms of the binding term sheet, all of the present and future kosher activities of the Distributor and all the future export activities of Gold Frost are to be executed under the new entity.

As part of the transaction, the Distributor will transfer to NewCo US$200,000 as well as 35 customers from 15 countries worldwide, including a US import licence, which is expected to generate US$4.3 million in revenues for 2007. NewCo would be granted the exclusive right to use the Distributor's trademarked brand name in sales and marketing of kosher products. The Distributor would retain the right to use its trademarked brand name for non-kosher dairy products. It is intended that ultimately NewCo would seek to broaden its penetration into the kosher European and North American markets.

In consideration for the 51% interest in NewCo, Gold Frost will pay at the closing US$400,000 to the Distributor. In addition, Gold Frost will pay NewCo, after the publication of NewCo's 2008 audited financial statements, a capital equivalent of three times NewCos' net profit after taxes from its first four quarters of operation, not to exceed US$150,000, multiplied by 51%.

Mr. Zwi Williger, President and COO of Willi Food commented, "We believe that this is an excellent opportunity for Gold Frost to expand its international reach and increase market penetration. Willi Food also announced yesterday the acquisition of a Russian dairy manufacturer. These combined transactions strengthen our ability to source unique kosher foods and dairy products and broaden the distribution platform for our premium brand of products worldwide.
In addition the transaction would secure for Gold Frost a US import licence, a vital component for the launch of a future US dairy strategy. Our goal remains unchanged - to be the premiere global manufacturer and distributor of innovative kosher foods worldwide."

The Company will host a conference call to discuss Willi Food's global expansion strategy on October 23, 2007, at 11:00 AM EDT. Interested parties may participate in the conference call by dialing (877) 407-0778 (US), or (201)
689-8565 (International) 5-10 minutes prior to the start of the call. A replay of the conference call will be available from 1:00 PM EDT on October 23 through
12:00 PM EDT on November 6, by dialing (877) 660-6853 (US), or (201) 612-7415
(International), and entering replay account 286 and then replay ID# 259409.

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,700 customers. Willi Food excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
The Company's Gold Frost Ltd. subsidiary develops and distributes kosher chilled and frozen dairy food products internationally, while its Laish Israeli subsidiary and joint venture with the Baron Family engage in the global import, export and distribution of kosher products worldwide. For more information, please visit the Company's website at www.willi-food.co.il.

ABOUT GOLD FROST LTD.

Gold Frost is a designer, developer and distributor of branded kosher dairy food products with 20 varieties of products currently on sale in Israel. The Company possesses proven R&D capability for "koshering" chilled, frozen, diary and other products, a number of which have a health advantage by virtue of being low in fat and cholesterol.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED REVENUES, OPERATING
RESULTS, AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN
RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS
OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY
FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR
IMPLIED IN THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS
INCLUDE BUT ARE NOT LIMITED TO: CHANGES AFFECTING CURRENCY EXCHANGE RATES,
INCLUDING THE NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR MAJOR
CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND
REGULATIONS, INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND
INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR
PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA
FOODS, LOSS OF ONE OR MORE OF OUR PRINCIPAL CLIENTS, INCREASING LEVELS OF
COMPETITION IN ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN
ECONOMIC CONDITIONS IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN
THE COMPANY'S CORE MARKETS, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION OF
OUR PRODUCTS AND RISKS ASSOCIATED WITH PRODUCT LIABILITY CLAIMS. WE CANNOT
GUARANTEE FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE
MATTERS DISCUSSED IN THIS PRESS RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES
SUMMARIZED UNDER THE HEADING "RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT ON
FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2006, FILED WITH THE SECURITIES AND
EXCHANGE COMMISSION. THESE FACTORS ARE UPDATED FROM TIME TO TIME THROUGH THE
FILING OF REPORTS AND REGISTRATION STATEMENTS WITH THE SECURITIES AND EXCHANGE
COMMISSION. WE DO NOT ASSUME ANY OBLIGATION TO UPDATE THE FORWARD-LOOKING
INFORMATION CONTAINED IN THIS PRESS RELEASE.

COMPANY CONTACT:
G. Willi Food International Ltd.
Gil Hochboim, Vice President
(+972) 8-932-1000
gil@willi-food.co.il

IR CONTACT:
The Global Consulting Group
Christopher Chu
(646) 284-9426
cchu@hfgcg.com